MARATHON PARTNERS

EQUITY MANAGEMENT, LLC

Mario D. Cibelli
Managing Member

One Grand Central Place
60 East 42nd St., Suite 2306
New York, NY 10165
ph 212.490.0399
fx 212.937.3115
MarathonPartners.com

April 12, 2019

BY OVERNIGHT DELIVERY AND E-MAIL

e.l.f. Beauty, Inc.
570 10th Street
Oakland, CA 94607
Attn: Scott Milsten
        Vice President, General Counsel, Chief People Officer and Corporate Secretary

      Re: Demand for Inspection of Books and Records of e.l.f. Beauty, Inc.
               Pursuant to 8 Del. C. §220

Dear Mr. Milsten:

Marathon Partners Equity Management, LLC, a Delaware limited liability company, and its affiliated investment funds (collectively "**Marathon**"), is the direct beneficial owner of 4,425,000 shares of common stock, $0.01 par value per share (the "**Common Stock**"), of e.l.f. Beauty, Inc., a Delaware corporation (the "**Company**" or "**e.l.f.**"), (the "**Shares**"), as of the date hereof. Attached to this letter as Exhibit A is a copy of Marathon's Schedule 13D/A filed with the Securities and Exchange Commission (the "**SEC**") on January 28, 2019 and brokerage account statement from Jeffries, reflecting documentary evidence of Marathon's beneficial ownership of the Common Stock.

As the beneficial holder of the Shares and for the reasons set forth below, Marathon hereby demands inspection pursuant to Section 220 of the Delaware General Corporation Law (the "**DGCL**"), and requests that the Company immediately make available for inspection and copying the books and records (the "**Books and Records**") of the Company described in the Appendix to this demand.[1] The purpose of this demand is to gather information regarding potential mismanagement, breaches of fiduciary duties and/or wrongdoing by the Company's management and/or any member(s) or committee(s) of its Board of Directors (the "**Board**").

The information provided by the Company will serve the purpose of assisting Marathon in: (1) investigating whether mismanagement, wrongdoing and/or breaches of fiduciary duties occurred in connection with the appointment, nomination and/or designation of certain TPG-designated directors (the "**TPG Designees**") to the Board pursuant to the Second Amended and

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[1] For the purposes of this letter, the term "Books and Records" means all documents and other nonverbal methods of information storage of any nature whatsoever referring or related to the listed topic, including, but not limited to, memoranda, board minutes, telephone records, diaries, data compilations, emails and other correspondence authored by or received by any of the Company's directors, officers, or other employees.

Restated Stockholders Agreement, entered into on March 3, 2017 between the Company, TPG elf Holdings, L.P., J.A. Cosmetics Corp., certain of the Company's executives (including Chairman and CEO Tarang Amin) and their related family trusts (the "**Agreement**"), the recommendation by the Nominating and Corporate Governance Committee of the Board (the "**NCG Committee**") that the Board approve the Agreement, the Board's subsequent deliberations and adoption of the Agreement, and the engagement of independent, external counsel to review such Agreement; (2) investigating whether mismanagement, wrongdoing and/or breaches of fiduciary duties occurred in connection with the timeline of public disclosure of certain violations of trade sanctions enforced by the U.S. Department of the Treasury, Office of Foreign Assets Control ("**OFAC**") occurring contemporaneously with the Company's secondary offering in March 2017; (3) further assessing the degree of change that it believes is required for the Company; and (4) determining whether it needs to take any additional affirmative remedial steps before the Company's 2019 annual meeting of stockholders (the "**Annual Meeting**").

Please advise as promptly as practicable where and when the items demanded herein will be made available. If the Company has not responded within five (5) business days of the date of this demand, Marathon will assume that the Company does not intend to comply. Marathon reserves all rights as a shareholder of the Company available under applicable law to enforce this demand, including the commencement of litigation in the Delaware Court of Chancery.

Background

Marathon has engaged in discussions with the Company throughout the past several months and has stressed the importance of good corporate governance and best practices to its Chairman and CEO Tarang Amin and other directors of e.l.f.. There are several areas in which the Board has demonstrated inadequate oversight and potential mismanagement or wrongdoing that warrant further inquiry from shareholders, including (A) an excessive number of Board members being designated by e.l.f.'s largest shareholder, TPG Growth ("**TPG**"), based on the ownership thresholds set forth in Section 3(B) of the Agreement, and (B) public disclosure by the U.S. Department of the Treasury of certain OFAC violations that occurred before a secondary offering involving the sale of Common Stock by Company insiders.

A. TPG Designees

Based on our review of the Company's public filings and our correspondence with members of the Board and management team, we believe the Company's recent Form 10-K and proxy disclosures, stating that the Company considers only two current Board members to be TPG Designees, cannot be based on any reasonable interpretation of the Agreement or otherwise be the product of independent and responsible corporate decision-making. The Company's lack of transparency and inadequate rationale surrounding its recent reduction in the number of TPG Designees strongly suggests an absence of proper Board oversight over the process governing the Board's selection and recommendation of directors for election by shareholders.

The ongoing presence of three TPG Designees on the Board is unwarranted because TPG has failed to satisfy the requisite 30% minimum ownership threshold of e.l.f.'s outstanding shares that is required for them to have three designated Board members. The Agreement, dating back to the time of the secondary share offering in March 2017, provides TPG the right to *two* designated directors to serve on the Board – given its disclosure of 28.9% of the Company's outstanding shares in the Company's 2018 definitive proxy statement – rather than the three it has currently designated, pursuant to Section 3B(i) of the Agreement. TPG's designation of three directors reflects its disproportionate control and outsized influence on the Board that is irreconcilable with

the language of the Agreement, suggesting that e.l.f. has knowingly and deliberately supported TPG's overrepresentation on the Board in the 2017 and 2018 election cycles. In doing so, TPG has deprived e.l.f. shareholders the benefit of having an additional director on the Board without ties to TPG during the 2017 and 2018 election cycles.

On February 8, 2019, Marathon received a letter (the "**Letter**") from Mr. Amin in response to the concerns we raised publicly about the continued service of three TPG Designees being in conflict with the language in the Agreement. The Letter described the Agreement as "*conferring limited and customary rights to TPG*," and further described the nomination process followed by the Board and the NCG Committee using terms that are not present in the Agreement. For example, the Letter states that "*Maureen Watson is a TPG Growth nominee in "name" only—she does not have any affiliation with, and receives no compensation or remuneration from, TPG. Additionally, Rick Wolford was previously a TPG Growth nominee, also in "name" only, but has not been formally nominated by TPG Growth since the Company went public*" (Emphasis added). But this explanation appears to be lacking any legitimate factual basis, since the Agreement makes no such distinction between a "formal" nomination of a TPG-designated director by the Board versus any other type of nomination. We further question whether these and other Board members are participants in other TPG-related investments on preferred terms unavailable to other investors, since this would potentially create a strong incentive for such directors to favor TPG's viewpoints in the boardroom.

Based on the explanation offered by Mr. Amin in the Letter, it would be entirely possible for the number of TPG Designees serving on the Board to increase to four or more, even while TPG maintains ownership levels well below the minimum thresholds prescribed by the Agreement, by virtue of the NCG Committee and Board simply re-nominating directors who were previously designated by TPG as continuing, incumbent directors without regard to their re-designation by TPG in accordance with the Agreement. Such an interpretation would be a clear end run around the Agreement's purported purpose of "*conferring limited and customary rights to TPG*" since TPG's actual ownership level would become nearly meaningless in determining the number of its designated directors serving on the Board. The proportionate, ownership-linked designation of TPG directors outlined in the Agreement cannot function as an effective mechanism if it can be so easily sidestepped. Notably, the NCG Committee, who only met once in 2018, has had, and continues to have, significant representation by TPG Designees, including the Committee Chairperson, thereby casting further doubt on how the directors previously designated by TPG are characterized for purposes of their re-nomination.

Furthermore, the Company's attempts to draw upon unsupported definitions, with an in "*name*" only categorization of certain TPG-designated directors, lacks any textual support in the Agreement. We find it difficult to believe that the Board differentiated TPG Designees in "*name*" versus any other director designated by TPG Growth, since no such concept or definition exists in the Agreement. e.l.f.'s latest Form 10-Q, filed with the SEC on November 6, 2018, states that "*TPG Growth's designees currently comprise three of the nine members of our board of directors.*" Again, there is no in "*name*" only distinction made between TPG-designated and Board-designated directors, nor is this noted in any other of e.l.f.'s public filings. We see no mechanism in place to unwind such a designation under the Agreement once it is made by TPG. We find it even more concerning that, shortly after we called into question the propriety of three TPG Designees serving on the Board given TPG's current level of ownership, the Company suddenly, and for the first time, attempted to re-characterize the number of eligible TPG Designees in its latest 10-K filing, stating that "*TPG Growth's nominees (who are William E. McGlashan, Jr. and Maureen C. Watson) currently comprise two of the nine members of our*

board of directors" (Emphasis added). Further, the proxy filing states that *"TPG Growth's designated nominees are currently Mr. Ellis and Ms. Watson."*

Section 3B(i) of the Agreement states that actions taken by the Board shall *"result"* in the number of TPG Designees provided in the ownership table, making it even more difficult for Marathon to believe that the Company engaged in a thoughtful, thorough or independent analysis of the Agreement. Actions taken by the Board at the past two annual meetings of shareholders have resulted in three TPG Designees serving on the Board instead of the two directors that TPG was entitled to designate pursuant to Section 3B(i) of the Agreement. For two election cycles, the Board has taken action that has directly resulted in an excess number of TPG Designees serving on the Board.

Further, Section 3D of the Agreement provides that *"TPG shall **not** have the right to designate a replacement director, and the Board and the Stockholders shall not be required to take any action to cause any vacancy to be filled with any such TPG Director **to the extent that election or appointment of such TPG Director to the Board would result in a number of directors designated by TPG in excess of the number of directors that TPG is then entitled to designate for membership on the Board pursuant to Section 3B"*** (Emphasis added). We would view this language to be consistent with an intention to limit TPG's ability to designate directors to the Board in such a way that its influence is overrepresented.

Marathon is especially concerned with the lack of independence on the Board and in the Company's management team in light of the events surrounding Mr. McGlashan's recent departure from the Board after being named in a criminal complaint by the U.S. Department of Justice in March 2019, followed by his indictment by a federal grand jury on April 9, 2019 for conspiring to commit fraud and money laundering. We believe TPG exerted undue influence and control over the Board based on Mr. McGlashan's apparent role as the de facto Chairman, along with TPG-affiliated senior executives, such as the Company's CEO, General Counsel, and the former CFO/President, who was a Partner at TPG prior to joining e.l.f and continued to serve as a Senior Advisor to TPG until December 2018. Until January 2019, and only after our urging, the Compensation Committee was composed solely of TPG Designees, which we believe resulted in e.l.f. executives being overpaid compared to the Company's peers, a view that was also endorsed by the prominent proxy advisor Institutional Shareholder Services ("ISS"). Marathon believes that TPG's outsized influence fostered an environment in which the Company was effectively under the control of the TPG Designees, including Mr. McGlashan and the executive team.

Further, instead of filling Mr. McGlashan's vacant Board seat with an independent director, the Board failed to correct the improper overrepresentation of TPG Designees serving on the Board pursuant to the Agreement. We believe that the Board demonstrated exceptionally poor judgment by ignoring the terms of the Agreement and appointing Stephen A. Ellis, a TPG executive, to replace Mr. McGlashan on the Board on March 14, 2019.

Given these facts, the process whereby the Company and Board determined that certain directors are considered TPG Designees pursuant to the Agreement is highly suspect and raises serious questions regarding the level of due diligence conducted, the reasonableness of the Board's determination, the lack of transparency and potential conflicts of interest with TPG-affiliated members of the Board and e.l.f.'s executive leadership. Marathon is therefore entitled to review the Company's Books and Records in connection with the Board's determination of TPG Designees.

B. OFAC Violations

4

Marathon questions the timeline of events surrounding the public disclosure from the U.S. Department of the Treasury of certain trade violations that resulted in a settlement of $996,080 with OFAC for 156 apparent violations of the North Korea Sanctions Regulations, 31 C.F.R. part 510 (NKSR), in connection with the importation of false eyelash kits from two suppliers located in the People's Republic of China that contained materials sourced by these suppliers from the Democratic People's Republic of Korea. In its Enforcement Information for January 31, 2019, OFAC announced that *"[t]hroughout the time period in which the apparent violations occurred, ELF's OFAC compliance program was either non-existent or inadequate"* (Emphasis added).

On March 15, 2017, the Company filed its Annual Report on Form 10-K with the SEC and did not disclose the OFAC violations, despite the Board's subsequent admission that it had learned of the OFAC violations in January 2017, nearly two months prior to the date of this filing. In the 10-K, the Company stated that *"[w]hile we have implemented policies, internal controls and other measures reasonably designed to promote compliance with applicable anti-corruption and anti-bribery laws and regulations, and certain safeguards designed to ensure compliance with U.S. trade control laws, our employees or agents may engage in improper conduct for which we might be held responsible."* The Company affirmatively acknowledged that any violation of trade control laws could negatively affect the share price, yet the Board still failed to promptly inform the public of actual violations that occurred, even as insiders participated in a secondary offering by selling shares. In addition, the Company's preliminary prospectus filed on the same date stated that *"...our brand and reputation, our sales activities or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations."*

Given the serious nature of these OFAC violations with a possible maximum civil monetary penalty of $40.8 million, we would have expected the Company to promptly disclose this information to investors, but instead it appears that members of the Board and management actively chose not to disclose the OFAC violation as insiders were in the process of selling over $200 million in shares at favorable prices. It appears obvious to us that this decision helped to keep public investors less informed than they otherwise would have been, and was therefore beneficial to the insiders selling shares in the offering. We question how the Board determined this was an appropriate course of action ahead of a planned secondary offering, especially considering that the Company's General Counsel sold approximately $3.7 million worth of shares in this offering.

Although Mr. Amin stated in the Letter that, with respect to the Company's secondary offering in March 2017, all relevant parties involved in the offering process, including regulatory and SEC counsel for the Company and underwriters, and the Company's auditors, were apprised of the OFAC violations, we find it highly unusual that the Board chose to disregard the potential ramifications of the OFAC violations and suppress prompt public disclosure. On March 29, 2017, e.l.f. proposed a secondary public offering of 7,000,000 shares of Common Stock, with underwriters having a 30-day option to purchase up to an additional 1,050,000 shares. The following day, the Company announced a follow-on offering of 8,340,000 shares of Common Stock priced at $27 per share, with underwriters having a 30-day option to purchase up to an additional 1,251,000 shares. TPG sold 5,070,481 shares of Common Stock the same day.

Everyone involved in the transaction, including the bankers and insiders selling shares, was aware of the OFAC violations, except for the buyers in the offering, who have since suffered a loss of over 50% on their investment. Not making full disclosure of the OFAC violation and causing

e.l.f. to refrain from selling shares in this offering was entirely inconsistent directors' fiduciary obligation to shareholders.

Marathon believes that the Board's apparent concealment of these serious regulatory disclosures demonstrates a consistent pattern of disregard for the best interests of shareholders, and is particularly concerning in light of the newfound revelations of alleged fraud by Mr. McGlashan.

We believe the timeline of e.l.f.'s discovery of North Korean materials finding their way into products during the same time period as when insiders were selling shares of Common Stock at prices that are a multiple of the current price demonstrates exceptionally poor judgment on the part of the Board. Marathon is therefore entitled to review the Company's Books and Records in connection with the Company's lack of disclosure of certain OFAC violations.

Proper Purpose

The purposes of the demand for inspection are to allow Marathon to:

1. Analyze Board processes, including any Board committee processes, relating to the Board's nomination of the TPG Designees for election to the Board, to determine whether there were failures in Board or Board committee oversight in connection with the determination of TPG Designees in compliance with the terms of the Agreement;

2. Determine whether members of the Company's management team and/or Board and its committees engaged in proper due diligence leading up to the Board's recommendation that e.l.f. shareholders elect the TPG Designees at the Company's 2017 and 2018 annual meetings of stockholders (collectively, the "**Prior Annual Meetings**"), and whether such recommendation was reviewed and approved in accordance with the Agreement and with the best interests of shareholders in mind;

3. Analyze Board processes, including any Board committee processes, relating to the Agreement to determine whether the Board and management engaged in a legitimate, good faith process consistent with their fiduciary duties, or if the Board's recommendations that shareholders elect the TPG Designees at the Prior Annual Meetings were made without adequate due diligence and Board oversight;

4. Determine if any other actions or recourse should be pursued if the Agreement was interpreted with improper motives, such as favoring TPG;

5. Analyze Board processes, including any Board committee processes, relating to the NCG Committee's recommendation that the Board approve the Agreement, any subsequent deliberations and adoption of the Agreement by the Board, and the engagement of independent, external counsel to review the Agreement, to determine whether there were failures in Board or Board committee oversight in connection with the approval of the Agreement;

6. Analyze Board processes, including any Board committee processes, to determine whether there were failures in Board or Board committee oversight in connection with the Company's non-disclosure of the OFAC violations, as well as any material deficiencies and/or mismanagement with respect to the timing of the OFAC violations and a secondary offering from selling shareholders;

7. Determine whether members of the Company's management team and/or Board undertook a legitimate, good faith effort to publicly disclose the OFAC violations promptly;

8. Determine whether members of the Company's management team and/or Board engaged in wrongdoing by failing to publicly disclose the OFAC violations in a timely manner;

9. Determine when members of the Company's management team and/or Board engaged in discussions or communications with the U.S. Department of the Treasury relating to potential fines in connection with the Company's OFAC violations;

10. Determine whether members of the Company's management team and/or Board are fit to continue serving as directors and officers of the Company in light of the issues set forth herein;

11. Determine whether Mr. McGlashan carried out his fiduciary duties in the best interests of e.l.f. shareholders and whether there were failures in Board or Board committee oversight in connection with (i) Mr. McGlashan's relationship with TPG, (ii) the Board's determination of TPG Designees in violation of the terms of the Agreement, (iii) the Company's non-disclosure of its OFAC violations and (iv) the Company's subsequent secondary offering;

12. Determine whether the Company's founder and former Board member Joseph Shamah entered into any agreement, arrangement or understanding with the Company to receive indemnification from the Company against any losses resulting from the OFAC violations and secondary offering prior to his resignation from the Board in March 2017; and

13. Depending on the Company's responses and Marathon's assessment of the foregoing, to determine the degree of change that it believes is required by the Company, including with respect to Board composition.

According to 8 Del. C. § 220(b)(2), a "proper purpose" shall mean a purpose reasonably related to such person's interest as a stockholder. Under Delaware law, it is well established that a stockholder's "desire to investigate wrongdoing or mismanagement is a 'proper purpose'" for a books and records demand. *Seinfeld v. Verizon Commc'n Inc.*, 909 A.2d 117, 121 (Del. 2006) (citing *Nodana Petroleum Corp. v. State ex rel. Brennan*, 123 A.2d 243, 246 (Del. 1956)). Investigating mismanagement is proper "because where the allegations of mismanagement prove meritorious, investigation furthers the interest of all stockholders and should increase stockholder return." *Id.* (citing *Saito v. McKesson HBOC, Inc.*, 806 A.2d 113, 115 (Del. 2002)); *see also City of Westland Police & Fire Ret. Sys. V. Axcelis Techs., Inc.*, 1 A.3d 281, 289 n. 30, ("proper purpose" includes "to discuss corporate finances and management's inadequacies, and then, depending on the responses, determine stockholder sentiment for either a change in management," "to communicate with other shareholders in order to effectuate changes in management policies," and "to determine an individual's suitability to serve as a director" (citation omitted)).

Stockholders may use information about corporate mismanagement or wrongdoing in several ways. For example, they may "seek an audience with the board [or directors] to discuss proposed reform or, failing in that, they may prepare a stockholder resolution for the next annual meeting, or mount a proxy fight to elect new directors." *Seinfeld*, 909 A.2d at 119-20 (quoting

Saito, 806 A.2d at 117). In the event certain directors or others did not properly discharge their fiduciary duties, stockholders may also consider whether to bring a derivative action against member(s) of the Board or management. *See, e.g., Litt v. Wycoff*, 2003 WL 1794724, at *7 (Del. Ch. Mar. 28, 2003) ("[P]laintiffs are encouraged to invoke 8 Del. C. § 220 in order to establish whether the records of the corporation support or refute the suspicion of wrongdoing prior to filing a derivative action."). These possible courses of action fall well within a stockholder's rights under Delaware law, and thus gathering information for this purpose is proper.

Books and Records Sought

Marathon hereby demands the right to inspect and copy the Books and Records of the Company described in the Appendix, as they are reasonably related to Marathon's interest in the Company and suspected lack of oversight by the Board.

Marathon demands that: (1) originals or attested copies of the documents and records described in the Appendix be made available for inspection and copying by Marathon, its designated representatives, or its attorneys or agents during usual business hours, beginning no later than five business days after the Company receives this letter, and continuing from day to day thereafter during usual business hours until the inspection is completed, or (2) the Company deliver copies of such records, within five business days after receipt of this letter, to the attention of Marathon's counsel, Andrew Freedman, Esq. and Mohammad Malik, Esq. of the law firm Olshan Frome Wolosky LLP. Please advise Mr. Freedman, at (212) 451-2250, or Mr. Malik, at (212) 451-2242 as promptly as practicable within the requisite timeframe, when the items requested above will be made available to Marathon.

If any responsive materials have been redacted on the basis of privilege, please identify such materials and the nature of the privilege asserted. In addition, please certify that all books and records responsive to Marathon's demand have been produced or identify which responsive books and records have not been produced and the reasons why there were withheld.

This notice complies in all respects with applicable law. If, however, the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify Marathon immediately in writing, with a copy to Mr. Freedman and Mr. Malik, facsimile (212) 451-2222, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Marathon will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL. Marathon reserves the right to withdraw or modify this demand at any time.

I hereby affirm that the purposes for the demanded inspection as set forth above constitute a true and accurate statement of the reasons Marathon desires to review the demanded Books and Records, and that such demand is made in good faith. These purposes are proper and reasonably related to Marathon's interest as a stockholder of the Company.

Sincerely,

MARATHON PARTNERS EQUITY
MANAGEMENT, LLC

By: _____

Name: Mario D. Cibelli
Title: Managing Member

Enclosures.

cc: Andrew Freedman, Esq., Olshan Frome Wolosky LLP
       Mohammad Malik, Esq., Olshan Frome Wolosky LLP

APPENDIX

Books and Records Demands

The demanded inspection includes all Books and Records within the Company's possession, custody, or control for the period January 1, 2016 through the present, unless otherwise indicated:

TPG Designees

1. Board Materials, including materials from the NCG Committee and any other Board committees, referring or relating to the Agreement, the nominating process and/or any of the TPG Designees[2];

2. All communications concerning the processes followed, and approvals secured, in connection with the Agreement and the determination of the TPG Designees;

3. All documents that were provided to or received from any member of the Board, including Board Materials, concerning the retention of and work performed by any outside consultants, advisors or analysts and discussions related to the Agreement and/or the determination of the TPG Designees, and the Board's process leading up to the engagement of any outside consultants, advisors or analysts in connection with the Agreement and/or the determination of the TPG Designees;

4. A copy of the engagement letter or any other similar document and any amendments thereto, referring to the Company's engagement of any outside consultant, advisor or analyst in connection with the Agreement and/or the determination of the TPG Designees;

5. All communications, including e-mail correspondence and any attachments thereto, sent or received by William E. McGlashan, Jr., relating to Mr. McGlashan's relationship with TPG; and

6. All documents produced to any other stockholder in response to a demand pursuant to Section 220 of the DGCL for books and records referring or relating to the Agreement and/or the determination of the TPG Designees.

OFAC Violations

7. All documents, including Board Materials and materials from the Board's Audit Committee and any other Board committees, referring or relating to the OFAC violations;

8. All communications concerning the processes followed, and approvals secured, in connection with the OFAC violations;

9. All communications, including e-mail correspondence and any attachments thereto, sent or received by William E. McGlashan, Jr., relating to the OFAC violations; and

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[2] The term "Board Materials" means all documents or financial analyses concerning, related to, provided at, considered at, discussed at, or prepared or disseminated in connection with any meeting of the Company's board of directors or any regular or specially created committee thereof, including all presentations, board packages, recordings, agendas, summaries, memoranda, transcripts, notes, emails, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, summaries of meetings, or resolutions.

10. All documents produced to any other stockholder in response to a demand pursuant to Section 220 of the DGCL for books and records referring or relating to the OFAC violations.

Potential Fraudulent Activity by William E. McGlashan, Jr.

11. All communications, including e-mail correspondence and any attachments thereto, sent or received by William E. McGlashan, Jr., relating to Mr. McGlashan's alleged fraudulent activity and its resulting impact on Board processes and e.l.f. shareholders.

EXHIBIT A

See Attached Schedule 13D/A and Jefferies LLC Brokerage Account Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2) [1]

e.l.f. Beauty, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

26856L103
(CUSIP Number)

MARIO D. CIBELLI
C/O MARATHON PARTNERS EQUITY MANAGEMENT, LLC
One Grand Central Place
60 East 42nd Street, Suite 2306
New York, New York 10165
(212) 490-0399

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

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1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON Marathon Partners L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 2,950,000	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 2,950,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,950,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON Marathon Focus Fund L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 400,000	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 400,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON Marathon Partners LUX Fund, L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-	
	8	SHARED VOTING POWER 800,000	
	9	SOLE DISPOSITIVE POWER -0-	
	10	SHARED DISPOSITIVE POWER 800,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON Cibelli Research & Management, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-	
	8	SHARED VOTING POWER 1,200,000	
	9	SOLE DISPOSITIVE POWER -0-	
	10	SHARED DISPOSITIVE POWER 1,200,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON Marathon Partners Equity Management, LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,150,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,150,000	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%	
14	TYPE OF REPORTING PERSON IA	

1	NAME OF REPORTING PERSON Mario D. Cibelli		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS PF, AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200	
	8	SHARED VOTING POWER 4,150,000	
	9	SOLE DISPOSITIVE POWER 10,200	
	10	SHARED DISPOSITIVE POWER 4,150,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,160,200		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.   Source and Amount of Funds or Other Consideration .

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Partners LP, Focus Fund and Lux Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,950,000 Shares beneficially owned by Partners LP is approximately $53,498,404, excluding brokerage commissions. The aggregate purchase price of the 400,000 Shares beneficially owned by Focus Fund is approximately $7,138,347, excluding brokerage commissions. The aggregate purchase price of the 800,000 Shares beneficially owned by Lux Fund is approximately $15,189,423, excluding brokerage commissions.

The Shares held in Mr. Cibelli's personal accounts and in the accounts of his family members were purchased in the open market with personal funds. The aggregate purchase price of the 10,200 Shares held in Mr. Cibelli's personal accounts and in the accounts of his family members is approximately $204,123, excluding brokerage commissions.

Item 4.   Purpose of Transaction .

Item 4 is hereby amended to add the following:

On January 25, 2019, Marathon Partners delivered a letter (the "Letter") to the Issuer's board of directors (the "Board") recommending, among other things, that the Board undertake a comprehensive review of the Issuer's operating strategy, corporate governance practices and executive compensation plans. Marathon Partners also delivered a list of current questions (the "Questions") to the Issuer along with the Letter.

In the Letter, Marathon Partners stated its belief that the Issuer must adjust its operating strategy by resizing the organization, without regard to protected interests, to reflect the current dynamics of the business and industry.

To be consistent with best practices for corporate governance and to address what it views as TPG Growth II Advisors, Inc.'s ("TPG") outsized level of influence and control over the Issuer, Marathon Partners recommended three courses of action for the Issuer:

- Separate the role of Chairman and CEO;
- Assign a non-TPG-designated director to the role of Lead Independent Director; and
- Engage independent counsel to fully reassess the Second Amended and Restated Stockholders Agreement (the "Agreement") entered into on March 3, 2017 between the Issuer, TPG elf Holdings, L.P., J.A. Cosmetics Corp., certain of the Issuer's executives (including Chairman and CEO Tarang Amin) and their related family trusts.

8

Marathon Partners expressed its concerns with the Agreement in the Letter, noting apparent deficiencies in the process through which the Issuer entered into the Agreement. Marathon Partners further stated that TPG's designation of a third director to the Board at the Issuer's previous two annual meetings of shareholders appeared to be excessive based on TPG's ownership of less than 30% of the Issuer's outstanding shares. Marathon Partners also cited concerns over an apparent lack of oversight from independent legal counsel to the Board and the Nominating and Corporate Governance Committee during the negotiation and execution of the Agreement.

Marathon Partners also stated in the Letter that it believes significant executive compensation changes are necessary due to compensation being excessive and widely disconnected from the Issuer's poor stock performance. Marathon Partners also highlighted the historical conflicts of interest resulting from two TPG-designated directors serving on the Board's Compensation Committee while negotiating compensation with an executive of the Issuer who has prior and current employment relationships with TPG-related companies. The Letter further stated that independent proxy advisory firm ISS reported in its 2018 proxy analysis report that Mr. Amin's compensation was "misaligned" from performance and was approximately 8x the median of the Issuer's peer group. Marathon Partners suggested in the Letter that the Issuer should consider significant reductions in executive compensation and make use of equity instruments aimed at improving shareholder value.

Marathon Partners also stated in the Letter its belief that, given the current share price, the Issuer should approve a share repurchase authorization to return capital to long-term shareholders while pursuing meaningful cost reductions.

Marathon Partners concluded the Letter by stating that it remains willing to engage in constructive dialogue and discussions with the Board regarding the meaningful changes it believes are necessary to address the Issuer's operational and corporate governance issues.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.1, and is incorporated herein by reference. The foregoing description of the Questions does not purport to be complete and is qualified in its entirety by reference to the full text of the Questions, which is filed as Exhibit 99.2, and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer .

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 48,254,861 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2018.

A.   Partners LP

(a)   As of the close of business on January 28, 2019, Partners LP beneficially owned 2,950,000 Shares.

Percentage: Approximately 6.1%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,950,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,950,000

CUSIP NO. 26856L103

(c)   Partners LP has not entered into an transactions in the Shares during the past sixty days.

B.   Focus Fund

(a)   As of the close of business on January 28, 2019, Focus Fund beneficially owned 400,000 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 400,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 400,000

(c)   The transaction in the Shares by Focus Fund during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

C.   Lux Fund

(a)   As of the close of business on January 28, 2019, Lux Fund beneficially owned 800,000 Shares.

Percentage: Approximately 1.7%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,000

(c)   The Lux Fund has not entered into any transactions in the Shares in the past sixty days.

D.   Cibelli Research

(a)   Cibelli Research, as the general partner of each of Focus Fund and Lux Fund, may be deemed the beneficial owner of the (i) 400,000 Shares owned by Focus Fund and (ii) 800,000 Shares owned by Lux Fund.

Percentage: Approximately 2.5%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,200,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,200,000

(c)   Cibelli Research has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Focus Fund during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

10

E. Marathon Partners

(a) Marathon Partners, as the investment manager of each of Partners LP, Focus Fund and Lux Fund and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 2,950,000 Shares owned by Partners LP; (ii) 400,000 Shares owned by Focus Fund and (iii) 800,000 Shares owned by Lux Fund.

Percentage: Approximately 8.6%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,150,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,150,000

(c) Marathon Partners has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Focus Fund during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

F. Mr. Cibelli

(a) As of the close of business on January 28, 2019, 10,200 Shares were held in Mr. Cibelli's personal accounts and in the accounts of his family members. Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 2,950,000 Shares owned by Partners LP; (ii) 400,000 Shares owned by Focus Fund and (iii) 800,000 Shares owned by Lux Fund.

Percentage: Approximately 8.6%

(b) 1. Sole power to vote or direct vote: 10,200
2. Shared power to vote or direct vote: 4,150,000
3. Sole power to dispose or direct the disposition: 10,200
4. Shared power to dispose or direct the disposition: 4,150,000

(c) Mr. Cibelli has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Focus Fund during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Lux Fund has purchased in the over the counter market put options referencing an aggregate of 133,400 Shares, which have an exercise price of $7.50 and expire on February 15, 2019.

11

Item 7.   Material to be Filed as Exhibits .

Item 7 is hereby amended to add the following exhibits:

99.1   Letter to the Board, dated January 25, 2019.

99.2   Questions to the Board, dated January 25, 2019.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2019

Marathon Partners L.P

By: Marathon Partners Equity
        Management, LLC, its General Partner

By: /s/ Mario D. Cibelli
        Name: Mario D. Cibelli
        Title: Managing Member

Marathon Focus Fund L.P.

By: Cibelli Research & Management, LLC,
        its General Partner

By: /s/ Mario D. Cibelli
        Name: Mario D. Cibelli
        Title: Managing Member

Marathon Partners LUX Fund, L.P.

By: Cibelli Research & Management, LLC,
        its General Partner

By: /s/ Mario D. Cibelli
        Name: Mario D. Cibelli
        Title: Managing Member

Cibelli Research & Management, LLC

By: /s/ Mario D. Cibelli
        Name: Mario D. Cibelli
        Title: Managing Member

Marathon Partners Equity Management, LLC

By: /s/ Mario D. Cibelli
        Name: Mario D. Cibelli
        Title: Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI

SCHEDULE A

Transaction in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale
	MARATHON FOCUS FUND L.P.		
Purchase of Common Stock	17,500	12.7400	11/30/2018

Exhibit 99.2

MARATHON PARTNERS

EQUITY MANAGEMENT, LLC

Exhibit I

Current Questions Regarding the Second Amended and Restated Stockholders Agreement (the "Agreement"):

1. The Agreement states that TPG retained Kirkland & Ellis to act as their counsel in connection with the Agreement and that the firm did not act as counsel for any other party. Did the Board and/or the NCG Committee retain independent counsel to assist it when the Stockholders Agreement was amended in September 2016, December 2016 and/or March 2017?

2. Has e.l.f. made use of and/or retained Kirkland & Ellis in any role or manner or reimbursed any other party for work performed by Kirkland & Ellis?

3. Which shareholders are counted in the Agreement to determine TPG's ownership position? If other shareholders are being included in TPG's ownership position, is this made clear in any of e.l.f.'s public filings?

4. How many directors is TPG currently entitled to designate on the e.l.f. Board?

5. What is the NCG Committee's interpretation of the language in **Section 3B(i) from the Agreement as it pertains TPG Board representation? If the Agreement allows for two TPG-designated Board members, then why has TPG maintained three designated Board members through the last two annual meetings?**

6. Did the Board or NCG Committee have any discussions around the time of the secondary offering in March 2017 pertaining to TPG's level of ownership and whether or not the offering might impact the number of designated directors they were entitled to? The preliminary proxy was filed on the same date as the offering was priced, so the ownership table in the preliminary proxy was shown prior to the secondary offering closing. Was this a coincidence or was there a reason for aligning the filing with the secondary offering?

7. As it pertains to the changes in the Agreement from March 2017, when did Mr. Joseph Shamah give notice that he was resigning from the Board? The Agreement was revised two days after he resigned. We would like to understand how long the NCG Committee may have had to evaluate the changes to the Agreement and the impact such changes may have had on the non-insider shareholders.

8. In December 2016, an amendment to the Stockholders Agreement negated the obligation of employees, excluding Mr. Amin and other entities related to him, to vote in support of TPG nominees. Why was this change made? Does TPG have the right to vote employee shares on all other matters? If not, why would company executives remain party to the Agreement?

9. Are new senior executives of e.l.f. required to become a party to the Agreement?

Jefferies

Jefferies LLC
520 Madison Avenue, 12th Floor
New York, New York 10022-4213
tel 212.284.2300



SIPC

Customer Account Number: 431-00548 AE: PB2 Statement Period: March 01, 2019 to March 29, 2019

MARKET INDICES

Index	As of 12/31/18	As of 03/29/19	% Change
Dow Jones	23,327.46	25,928.68	11.15%
NASDAQ	6,635.28	7,729.32	16.49%
S&P 500	2,506.85	2,834.40	13.07%
Russell 2000	1,348.56	1,539.74	14.18%
30 Year Treasury	3.02%	2.82%	(6.62)%
10 Year Treasury	2.69%	2.41%	(10.41)%

MARATHON PARTNERS LP
ONE GRAND CENTRAL PLACE
60 EAST 42ND ST.SUITE 2306
NEW YORK NY 10165-6209

ACCOUNT VALUE SUMMARY

Description	As of 02/28/19	This Period
Equities - Long Positions		
Equities - Short Positions		
Fixed Income		
Options		
Mutual Funds		
Certificates of Deposit		
Money Market Funds		
Other Securities		
Non-Security Assets		
Subtotal		
Short		
TOTAL		

DIVIDENDS, INTEREST, AND TAX ACTIVITY SUMMARY

Description	This Statement	Year to Date
Dividends		
Money Market Dividends		
Substitute Payments		
Corporate Bond Interest		
Municipal Bond Interest		
U.S. Government Bond Interest		
Government Agency Interest		
Credit Balance Interest		
Return of Capital		
Other Dividends		
Non-Security Assets		
TOTAL INCOME		
U.S. Tax Withheld		
NRA Tax Withheld		
Foreign Tax Withheld		
Bond Purchase Interest		
Short Dividends		
Short Other Dividends		
Short Interest Expense		
Margin Interest Paid		
TOTAL EXPENSES		

EQUITIES - LONG POSITIONS (Continued)

Account Type	Quantity	Description	Symbol/ Cusip	Current Price	Market Value	Estimated Annual Income	Estimated Yield
CASH	2,075,000	E L F BEAUTY INC COM	ELF	10.6000	21,995,000.00		
MARGIN	1,125,000	E L F BEAUTY INC COM	ELF	10.6000	11,925,000.00		

MARKET VALUE OF EQUITIES - LONG POSITIONS

Jefferies

Jefferies LLC
520 Madison Avenue, 12th Floor
New York, New York 10022-4213
tel 212.284.2300


SIPC
SECURITIES INVESTOR PROTECTION CORPORATION

MARKET INDICES

Index	As of 12/31/18	As of 03/29/19	% Change
Dow Jones	23,327.46	25,928.68	11.15%
NASDAQ	6,635.28	7,729.32	16.49%
S&P 500	2,506.85	2,834.40	13.07%
Russell 2000	1,348.56	1,539.74	14.18%
30 Year Treasury	3.02%	2.82%	(6.62)%
10 Year Treasury	2.69%	2.41%	(10.41)%

MARATHON   FOCUS   FUND   LP
ONE   GRAND   CENTRAL   PLACE
60   EAST   42ND   ST.,SUITE   2306
NEW   YORK   NY   10165-6209

ACCOUNT VALUE SUMMARY

Description	As of 02/28/19	This Period
Equities - Long Positions		
Equities - Short Positions		
Fixed Income		
Options		
Mutual Funds		
Certificates of Deposit		
Money Market Funds		
Other Securities		
Non-Security Assets		
Subtotal		
Short		
TOTAL		

DIVIDENDS, INTEREST, AND TAX ACTIVITY SUMMARY

Description	This Statement	Year to Date
Dividends		
Money Market Dividends		
Substitute Payments		
Corporate Bond Interest		
Municipal Bond Interest		
U.S. Government Bond Interest		
Government Agency Interest		
Credit Balance Interest		
Return of Capital		
Other Dividends		
Non-Security Assets		
TOTAL INCOME		
U.S. Tax Withheld		
NRA Tax Withheld		
Foreign Tax Withheld		
Bond Purchase Interest		
Short Dividends		
Short Other Dividends		
Short Interest Expense		
Margin Interest Paid		
TOTAL EXPENSES		

OTHER ACTIVITY (continued)

Date	Transaction	Account Type	Quantity	Description	Amount Debit	Amount Credit

TOTAL OTHER ACTIVITY:

PORTFOLIO SUMMARY

Bond ratings are provided by Moodys and Standard & Poors, respectively. For more information about bond ratings please contact your financial advisor. Estimated figures shown are estimates and actual yield and income may differ.

EQUITIES - LONG POSITIONS: % of Portfolio

Account Type	Quantity	Description	Symbol/ Cusip	Current Price	Market Value	Estimated Annual Income	Estimated Yield
CASH	400,000	E L F BEAUTY INC COM	ELF	10.6000	4,240,000.00		
MARGIN	25,000	E L F BEAUTY INC COM	ELF	10.6000	265,000.00		

Jefferies

Jefferies LLC
520 Madison Avenue, 12th Floor
New York, New York 10022-4213
tel 212.284.2300



SIPC

Customer Account Number: 431-01204 AE: PB2 Statement Period: March 01, 2019 to March 29, 2019

MARKET INDICES

Index	As of 12/31/18	As of 03/29/19	% Change
Dow Jones	23,327.46	25,928.68	11.15%
NASDAQ	6,635.28	7,729.32	16.49%
S&P 500	2,506.85	2,834.40	13.07%
Russell 2000	1,348.56	1,539.74	14.18%
30 Year Treasury	3.02%	2.82%	(6.62)%
10 Year Treasury	2.69%	2.41%	(10.41)%

MARATHON PARTNERS LUX FUND LP
60 E 42ND ST
SUITE 2306
NEW YORK NY 10165-6209

ACCOUNT VALUE SUMMARY

Description	As of 02/28/19	This Period
Equities - Long Positions		
Equities - Short Positions		
Fixed Income		
Options		
Mutual Funds		
Certificates of Deposit		
Money Market Funds		
Other Securities		
Non-Security Assets		
Subtotal		
Cash		
Margin		
TOTAL		

DIVIDENDS, INTEREST, AND TAX ACTIVITY SUMMARY

Description	This Statement	Year to Date
Dividends		
Money Market Dividends		
Substitute Payments		
Corporate Bond Interest		
Municipal Bond Interest		
U.S. Government Bond Interest		
Government Agency Interest		
Credit Balance Interest		
Return of Capital		
Other Dividends		
Non-Security Assets		
TOTAL INCOME		
U.S. Tax Withheld		
NRA Tax Withheld		
Foreign Tax Withheld		
Bond Purchase Interest		
Short Dividends		
Short Other Dividends		
Short Interest Expense		
Margin Interest Paid		
TOTAL EXPENSES		

THIS SUMMARY IS FOR INFORMATIONAL PURPOSES ONLY. IT IS NOT INTENDED AS A TAX DOCUMENT.
THIS STATEMENT SHOULD BE RETAINED FOR YOUR RECORDS.

Jefferies

Jefferies LLC
520 Madison Avenue, 12th Floor
New York, New York 10022-4213
tel 212.284.2300

SIPC

Customer Account Number: 431-01204   AE: PB2   Statement Period: March 01, 2019 to March 29, 2019   PAGE 3 of 4

INCOME AND DISTRIBUTION ACTIVITY

Date	Transaction	Account Type	Quantity	Description	Rate	Amount Debit	Amount Credit

TOTAL INCOME AND DISTRIBUTION ACTIVITY:

PORTFOLIO SUMMARY

Bond ratings are provided by Moody's and Standard & Poor's, respectively. For more information about bond ratings please contact your financial advisor. Estimated figures shown are estimates and actual yield and income may differ.

EQUITIES - LONG POSITIONS: % of Portfolio

Account Type	Quantity	Description	Symbol/ Cusip	Current Price	Market Value	Estimated Annual Income	Estimated Yield
MARGIN	800,000	E L F BEAUTY INC COM	ELF	$10.6000	$8,480,000.00		

MARKET VALUE OF EQUITIES - LONG POSITIONS

OPTIONS: % of Portfolio

Account Type	Quantity	Description	Symbol/ Cusip	Current Price	Market Value	Estimated Annual Income	Estimated Yield
MARGIN	2,000	PUT ELF 08/16/19 5 E L F BEAUTY INC		$0.2500	$50,000.00		

TOTAL - OPTIONS

AFFIDAVIT

State of New York   )
) ss:
County of New York   )

Mario D. Cibelli, being sworn, states under oath: I executed the foregoing letter, and the information and facts stated therein regarding Marathon Partners Equity Management, LLC's ownership and the purpose of this demand for inspection are true and correct. Such inspection is reasonably related to Marathon Partners Equity Management, LLC's interest as a stockholder and is not desired for a purpose which is in the interest of a business or object other than the business of e.l.f. Beauty, Inc.

_____
Mario D. Cibelli

Subscribed and sworn to before me
this 12ᵗʰ day of April, 2019.



```
MATTHEW E MURER
Notary Public - State of New York
NO. 01MU6224550
Qualified in Suffolk County
My Commission Expires Jul 6, 2022
```

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that the undersigned hereby constitutes, designates and appoints Andrew Freedman, Esq. and Mohammad Malik, Esq. (and each of them acting singly), of the law firm Olshan Frome Wolosky LLP, and any of their partners, associates, employees and any other persons to be designated by Messrs. Freedman or Malik, as the undersigned's true and lawful attorney-in-fact and agent for the undersigned, and in the undersigned's name, place and stead, in any and all capacities, to conduct the inspection and copying of the books and records demanded in the enclosed Stockholder Inspection demand pursuant to DGCL Section 220, dated April [12th], 2019.

IN WITNESS THEREOF, the undersigned has executed this instrument effective as of the [12th] day of April, 2019.

Marathon Partners Equity Management, LLC

By: [signature]

Name: Mario D. Cibelli
Title: Managing Member

SWORN TO AND SUBSCRIBED

before me this 12th day of

April, 2019

[signature]

NOTARY PUBLIC

Matthew Murer

Notary Public

MATTHEW E MURER
Notary Public - State of New York
NO. 01MU6224550
Qualified in Suffolk County
My Commission Expires Jul 6, 2022